News Release

BROOKFIELD PROPERTY PARTNERS REPORTS STRONG

THIRD QUARTER 2014 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

November 6, 2014 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter ended September 30, 2014.

Financial Results

	Three months ended September 30,		Nine months ended September 30,
(US$ millions except per unit amounts) Unaudited	2014	2013	2014	2013(1)
Company FFO (2)	$199	$132	$568	$425
Net income attributable to unitholders (2) (3)	$978	$235	$2,242	$805

Company FFO per unit	$0.28	$0.28	$0.87	$0.91
Net income attributable to unitholders per unit	$1.37	$0.50	$3.43	$1.73

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

(2) See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

(3) Unitholders refers to holders of general partner units, limited partner units, limited partner units of the operating partnership, and limited partner units of Brookfield Office Properties Exchange LP.

Brookfield Property Partners (the “Partnership”) reported Company FFO of $199 million ($0.28 per unit) for the three months ended September 30, 2014 compared with $132 million ($0.28 per unit) for the comparable period in 2013. The substantial increase in year-over-year Company FFO was primarily driven by the acquisition of additional interests in both Brookfield Office Properties Inc. (“BPO”) and General Growth Properties, Inc. (“GGP”), as well as positive same-store growth in GGP’s retail operations. This was offset by the expiry of a large lease at Brookfield Place New York in Q4 2013.

For the three months ended September 30, 2014, net income attributable to unitholders was $978 million ($1.37 per unit) compared with $235 million ($0.50 per unit) for the same period in 2013. The substantial increase in net income was primarily attributable to the increase in Company FFO and fair value gains in BPY’s office operations, due to greater leasing activity and stronger property markets globally.

“We delivered strong results in the third quarter. Given improving fundamentals in many markets and the solid performance of our real estate platforms, we remain optimistic about the strength of our financial performance,” said Ric Clark, chief executive officer of Brookfield Property Group. “With significant organic FFO growth projected over the next several years from various initiatives, including increasing property occupancy to historical levels, capturing market rent increases on expiring leases, and completing our development and redevelopment projects, we recently increased our annual distribution growth target to 5%-8%.

Segment Performance

Office

•	Our office operations generated Company FFO of $149 million for the three months ended September 30, 2014 compared to $91 million in the same period in 2013. The $58 million increase was mainly due to increased ownership in BPO, partly offset by the expiration of a large lease and dispositions.
•	During the period, our office operations contributed $869 million of fair value gains due to leasing activity and strong market conditions in the United States, primarily in New York City. We also recorded a $178 million gain on our investment in Canary Wharf in London, which continues to establish itself as one of the business centers of the world.
•	In the third quarter, we leased 3.2 million square feet of space in our core office portfolio at average net rents approximately 47% higher than expiring rents, increasing global occupancy by 90 basis points over the previous quarter to 91.7%. Significant leases that we executed during the period include:
➢	15-year new lease with Amazon at Principal Place in London for 432,000 square feet, which formally launched this development project
➢	18-year new lease with Hudson’s Bay, the parent of Saks Fifth Avenue, for approximately 405,000 square feet at 225 Liberty Street and 250 Vesey Street at Brookfield Place New York
➢	16-year new lease with R/GA Media Group Inc. for 173,000 square feet at Five Manhattan West in New York
➢	14-year new lease with CDM Smith Inc. for 118,000 square feet at 75 State Street in Boston
➢	Four-year new lease with Amazon for 94,000 square feet at Leadenhall Court in London
•	Other significant transactions include:
➢	Closed the sale of 125 Old Broad Street in London for £320 million ($511 million), generating £141 million ($225 million) of net proceeds at BPY’s share.
➢	Subsequent to quarter-end, closed the sale of 600 Jefferson Street in Houston for $69 million, generating $56 million of net proceeds at BPY’s share.
➢	Acquired a 276,000-square-foot, premier office building in the Faria Lima district of São Paulo for $312 million with an equity investment of $197 million ($100 million of equity at BPY’s share).
➢	Refinanced Bank of America Plaza in Los Angeles raising net proceeds of $189 million ($89 million at BPY’s share); new debt has a 10-year maturity with a fixed coupon of 4.05%.

Retail

•	Our retail operations reported Company FFO of $117 million for the three months ended September 30, 2014 versus $73 million for the same period in 2013. The increase was due to both increased ownership of GGP and 4.7% same-store NOI growth.
•	During the period, our retail operations contributed $44 million of fair value gains, primarily due to stronger market conditions in the United States.
•	In our retail portfolio, occupancy finished the quarter at 95.5%, consistent with the third quarter of 2013. GGP posted a strong performance, realizing suite-to-suite spreads of 17.6% on new leases.
•	During the quarter, transactions in our retail segment included:
➢	GGP acquired a 12.5% stake in Miami Design District for an equity investment of $175 million ($51 million of equity at BPY’s share).
➢	GGP acquired a 40% interest in the Shops at Bravern in Bellevue, Washington for an equity investment of $67 million ($19 million of equity at BPY’s share).

Industrial

•	Our industrial operations posted Company FFO of $9 million for the three months ended September 30, 2014 compared with $6 million in the same period in 2013. The increase was primarily due to the acquisition of IDI Realty, LLC in the fourth quarter of 2013 and a development gain in the current quarter offset by the sale of our interest in a North American industrial portfolio in the first quarter of 2014.
•	We executed 3.2 million square feet of leasing within our industrial portfolio in the quarter, increasing occupancy to 90.4% at quarter-end.
•	We acquired the remaining 90% interest in a one-million-square-foot industrial portfolio comprised of three assets in France, Italy and Germany for approximately $41 million ($13 million of equity at BPY’s share).

Multi-family & Hotels

•	Our multi-family and hotel operations posted Company FFO of $15 million for the three months ended September 30, 2014 compared with $9 million for the same period in 2013. The increase in Company FFO is largely a result of stronger performances at the Atlantis Hotel in the Bahamas and the Hard Rock Hotel and Casino in Las Vegas.
•	Atlantis’ revenue per available room increased by approximately 2.5% compared to the prior year partially offset by increased interest expense following its recent refinancing.
•	Occupancy of our multi-family operations at quarter-end was 94.1%, consistent with the prior year. In-place rents increased approximately 10% in the first nine months of 2014 due to strong market conditions and rent step-ups on newly renovated units. We continued our renovation program and remain on target to refurbish a total of 2,000 units in 2014.
•	Subsequent to quarter-end, we closed on the acquisition of a 4,000-unit multi-family portfolio located in Manhattan for $1 billion with an equity investment of $330 million ($110 million of equity at BPY’s share).
•	Other significant transactions include:
➢	Acquired four U.S. multifamily assets for $145 million with an equity investment of $44 million ($16 million of equity at BPY’s share).
➢	Acquired interests in four hotels with a gross value of $881 million and an equity investment of $371 million ($76 million of equity at BPY’s share).

Company FFO and Net Income Attributable to Unitholders by Segment

(US$ Millions)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Company FFO by segment
Office	$149	$91	$389	$294
Retail	117	73	354	217
Industrial	9	6	15	7
Multi-family and Hotels	15	9	49	41
Corporate	(91)	(47)	(239)	(134)
Company FFO (1)	$199	$132	$568	$425

Net income attributable to unitholders by segment
Office	$936	$224	$1,932	$708
Retail	148	68	736	247
Industrial	17	13	57	38
Multi-family and Hotels	(9)	(7)	9	(16)
Corporate	(114)	(63)	(492)	(172)
Net income attributable to unitholders (1)	$978	$235	$2,242	$805

(1) See "Basis of Presentation” and "Reconciliation of Non-IFRS Measures" below in this news release for the definitions and components.

Distribution Declaration

The Board of Directors has declared a quarterly distribution of $0.25 per unit payable on December 31, 2014 to unitholders of record at the close of business on November 28, 2014. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise.

Additional Information

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on Brookfield Property Partners’ SEDAR profile at www.sedar.com.

Brookfield Property Partners’ quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on November 6, 2014 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

Conference Call

Analysts, investors and other interested parties are invited to participate in Brookfield Property Partners’ live conference call reviewing 2014 third quarter results on Thursday, November 6, 2014 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, John Stinebaugh, chief financial officer and Brian Kingston, president & chief investment officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 800.967.7135 or toll 719.325.2490, pass code 1215903, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com. A replay of this call can be accessed through December 6, 2014 by dialing toll free 888.203.1112 or toll 719.457.0820, pass code 1215903. A replay of the webcast will be available at www.brookfieldpropertypartners.com for one year.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and Company funds from operations (“Company FFO”) on a total and per unit basis. NOI, FFO, and Company FFO (on a total and per unit basis) do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) on disposition of non-investment properties and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and Company FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and Company FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 23,000 multi-family units, 48 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are largely located in North America, Europe, and Australia but also include a growing presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Investor Contact:

Matt Cherry

Vice President, Investor Relations

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

Media Contact:

Melissa Coley

Vice President, Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Consolidated Balance Sheet

(US$ Millions)	Sep. 30, 2014	Dec. 31, 2013

Investment properties	$36,467	$34,153
Equity accounted investments in properties	9,788	9,281
Hotel properties	2,219	2,432
Participating loan notes	639	747
Loans and notes receivable	182	628
Accounts receivable and other	4,881	3,837
Cash and cash equivalents	1,304	1,368
Total assets	$55,480	$52,446
Liabilities and equity
Debt obligations	$23,643	$21,640
Capital securities	2,450	2,369
Deferred tax liability	2,271	1,532
Accounts payable and other liabilities	2,024	1,915
Total liabilities	30,388	27,456
Equity
Limited partners	5,782	2,528
General partner	4	4
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	12,284	11,092
Limited partner units of Brookfield Office Properties Exchange LP	704	-
Interests of others in operating subsidiaries and properties	6,318	11,366
Total equity	25,092	24,990
Total liabilities and equity	$55,480	$52,446

Consolidated Statements of Income

	Three months ended September 30,		Nine months ended September 30,
(US$ Millions)	2014	2013	2014	2013(1)
Commercial property and hospitality revenue	$982	$1,015	$2,986	$3,115
Investment and other revenue	58	33	324	145
Total revenue	1,040	1,048	3,310	3,260
Direct commercial property and hospitality expense	505	524	1,565	1,631
Interest expense	298	275	893	830
Depreciation and amortization	37	40	113	127
Administration and other expense	90	100	269	226
Total expenses	930	939	2,840	2,814
Fair value gains, net	781	185	2,363	777
Share of net earnings from equity accounted investments	257	149	786	532
Income before income taxes	1,148	443	3,619	1,755
Income tax expense	105	60	794	230
Net income	$1,043	$383	$2,825	$1,525
Net income attributable to:
Limited partners	$335	$39	$664	$138
General partner	-	-	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	600	196	1,501	667
Limited partner units of Brookfield Office Properties Exchange LP	43	-	77	-
Interests of others in operating subsidiaries and properties	65	148	583	720
Net income	$1,043	$383	$2,825	$1,525

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

Reconciliation of Non-IFRS Measures

	Three months ended September 30,		Nine months ended September 30,
(US$ Millions)	2014	2013	2014	2013(1)
Commercial property and hospitality revenue	$982	$1,015	$2,986	$3,115
Direct commercial property and hospitality expense	(505)	(524)	(1,565)	(1,631)
NOI	477	491	1,421	1,484
Investment and other revenue	58	33	324	145
Share of equity accounted income excluding fair value gains	111	103	384	291
Interest expense	(298)	(275)	(893)	(830)
Administration and other expense	(90)	(100)	(269)	(226)
Depreciation and amortization of non-real estate assets	(8)	(8)	(28)	(30)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(78)	(120)	(395)	(433)
FFO (2)	172	124	544	401
Depreciation and amortization of non-real estate assets	8	8	28	30
Transaction costs	20	-	31	2
Gains/losses on disposition of non-investment properties	5	-	(138)	(4)
FFO from GGP warrants(3)	9	4	28	10
Non-controlling interests – Company FFO	(15)	(4)	75	(14)
Company FFO (2)	199	132	568	425

FFO (2)	172	124	544	401
Depreciation and amortization of real estate assets (4)	(29)	(32)	(85)	(97)
Fair value gains, net	781	185	2,363	777
Share of equity accounted - Non FFO	146	46	402	241
Income tax expense	(105)	(60)	(794)	(230)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	13	(28)	(188)	(287)
Net income attributable to unitholders (2)	978	235	2,242	805
Non-controlling interests of others in operating subsidiaries and properties	65	148	583	720
Net income	$1,043	$383	$2,825	$1,525

(1) Presented on a pro forma basis to reflect the results of operations for the period prior to the spin-off of the Partnership from Brookfield Asset Management Inc. (January 1, 2013 to April 14, 2013) on a basis consistent with the presentation subsequent to the spin-off on April 15, 2013.

(2) For the period prior to the spin-off on April 15, 2013, these amounts are attributable to Brookfield Asset Management Inc.

(3) Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

(4) Depreciation and amortization of real estate assets is a component of administration and other expense that is added back to FFO and is deducted in the net income calculation.

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